March 2, 2007

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Mark P. Shuman
Branch Chief-Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	NetSol Technologies, Inc.
Registration Statement on S-3
Filed January 26, 2007
File No. 333-140248

Dear Mr. Shuman:

Please find our response to your comment letter dated February 22, 2007.

Form S-3

General

1.
In the interest of simplified disclosure, please consider the application of Rule 429 under the Securities Act to combine this prospectus with the prospectus for your outstanding offering being made pursuant to registration statement, File No. 333-138103. If the two prospectuses are not combined in reliance upon Rule 429, you should revise your filing to inform stockholders about the distribution of securities that is occurring concurrently under the separate prospectus. In particular, the cover page, prospectus summary and plan of distribution sections should contain appropriate information regarding the other offering.

We have modified the cover page, prospectus summary and plan of distribution sections of this registration statement and the prospectus related to File No. 333-138103 to refer to the concurrent distributions.

Facing Page

Calculation of Registration Fee

2.
Please revise the footnotes to this table to correlate to the offering being registered in this registration statement as certain current footnotes appear to apply to your prior registration statement.

We have removed references to the prior registration statement in the footnotes.

Incorporation of Certain Documents by Reference, page 16

3. Please incorporate all necessary reports subsequently filed under the Exchange
Act.

We have updated the incorporation of certain documents by reference to include subsequently filed reports.

Signatures, page 18

4.
Please revise to indicate the individual signing the registration statement in the capacity of your controller or principal accounting officer. Please see Instruction 1 to signatures section of Form S-3. See also comment 7 of our letter dated November 16, 2006 in this regard.

We have revised the signatures to refer to Chief Financial Officer and Principal Accounting Officer.
Exhibit 5.0

5.
Counsel’s opinion notes that the shares of common stock being registered “will be legally issued” when sold pursuant to the registration statement. Your disclosure suggests, however, that the shares being registered for resale have already been issued. Please revise to provide an applicable opinion on the shares being registered for resale.

We have revised the opinion in accordance with your statement.

* * * *

We acknowledge that in the event we request acceleration of the effective date of this registration statement, we will furnish a letter, at the time of such request including the items set forth in your February 22, 2007 comment letter.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

/s/ Patti L. W. McGlasson

Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

Cc: Najeeb Ghauri, CEO NetSol Technologies, Inc.
Hugh Fuller, US SEC